Mail Stop 4561

April 28, 2009

Robert N. Brisco
President and Chief Executive Officer
Internet Brands, Inc.
909 North Sepulveda Blvd., 11th Floor
El Segundo, CA 90245

      Re: Internet Brands, Inc.
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed April 27, 2009
              File No. 001-33797

Dear Mr. Brisco:

We have reviewed your filing and have the following comments.

Compensation Discussion and Analysis, page 28

Short-Term Compensation, page 30

1.   You state that the majority of the bonus awards to the named executive officers for 2008 were awarded at 100% of the target because the company's "financial performance was generally in line with the Compensation Committee's expectations." Please disclose the Compensation Committee's expectations with respect to the company's financial performance in this regard. Discuss the company's actual financial results as measured by the primary and secondary financial performance metrics considered by the committee in setting bonus amounts, and explain how such results compared to the committee's expectations and factored into the process of awarding cash bonuses.

2.   We note that you rely in part on metrics based on adjusted EBITDA in determining cash bonus awards for the named executive officers in 2008. Please clarify briefly how you calculate adjusted EBITDA from your financial statements for purposes of setting performance-based cash bonus awards.

Long-Term Compensation, page 33

3.   We note your discussion of the equity grants to the named executive officers in 2008 in response to comment 4 of our letter dated April 24, 2009. To the extent material to an understanding of your compensation policies and decisions regarding named executive officers for 2008, please also discuss the specific factors considered by the Compensation Committee in granting restricted shares to Mr. Brisco, Mr. Friedman, Ms. Hoover, and Ms. Walsh in February 2009. Include a discussion of how the committee determined the increase of restricted stock awarded to Mr. Brisco from 35,000 shares in 2008 to 300,000 shares in 2009.

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        You may contact Jan Woo, Staff Attorney, at (202) 551-3453, or Katherine Wray, at (202) 551-3483, if you have any questions. If you require further assistance, you may contact me at (202) 551-3462. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via facsimile at (310) 280-4335
        B. Lynn Walsh, EVP and General Counsel